Hudson La Force III Sr. Vice President & Chief Financial Officer T +1 410.531.8730 Hudson.la.force@grace.com W. R. Grace & Co. 7500 Grace Drive Columbia, MD 21044

November 30, 2015

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director, Office of Manufacturing and Construction

Re: GCP Applied Technologies Inc.
Amendment No. 2 to Form 10-12B
Filed November 2, 2015
File No. 001-37533

Ladies and Gentlemen:
Thank you for your letter dated November 13, 2015, regarding the review of the GCP Applied Technologies Inc. (“GCP,” “we” or “our”) Amendment No. 2 to Form 10-12B (the “Form 10-12B”), by the Staff (the “Staff,” or “you”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Our executive team and disclosure committee have considered your comments and set forth below are our responses. We appreciate the opportunity to work with you to improve our disclosure.
For your convenience we have reprinted your comments in italicized text below, immediately followed by our response in normal text. GCP is filing via EDGAR Amendment No. 3 to the Form 10-12B (“Amendment #3”). In addition to the EDGAR filings, we are delivering a hard copy of this letter, along with three copies of Amendment #3 marked to indicate changes from the version of the Form 10-12B filed on November 2, 2015. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”), as filed via EDGAR submission concurrently with this letter and dated November 30, 2015.
Exhibit 99.1
General
Comment 1
Please provide updated financial statements and related disclosures. Refer to Rule 3-12 of Regulation S-X.
Response 1
The financial statements and related disclosures included in the Information Statement have been updated to comply with the guidance outlined in Rule 3-12 of Regulation S-X.
Unaudited Pro Forma Combined Financial Statements, page 27
Notes to Pro Forma Combined Financial Statements, page 32
Comment 2
Please revise adjustment (l) to more fully explain the tax contingencies being assumed and explain why they are being assumed.

Response 2
We have updated our disclosure on page 34 to more fully explain the tax contingencies being assumed and explain why they are being assumed.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Financial Condition, Liquidity, and Capital Resources, page 54
Venezuela, page 59
Comment 3
We note your response to prior comment four from our letter dated October 9, 2015, as well as the updated disclosures you provided for the quarter ended September 30, 2015. Please revise your filing to more fully address the following:

•	Identify the specific developments that occurred during the third quarter of 2015 that resulted in you changing the exchange rate you use for Venezuela; and

•
Explain why the impairment charge you recorded at September 30, 2015 was 68% higher than the monetary and non-monetary exposure your disclosures indicated you had at June 30, 2015, especially in light of the difficult financial conditions that have existed in Venezuela.

Response 3
We have updated our disclosure on pages 60-61 to identify the specific developments that occurred during the third quarter of 2015 that resulted in our changing the exchange rate we use for Venezuela and to explain why the impairment charge we recorded at September 30, 2015 was higher than the monetary and non-monetary exposure our disclosures indicated we had at June 30, 2015.
Historical Financial Statements
Combined Balance Sheets, page F-43
Comment 4
Based on the material reduction in equity that will occur upon your separation, as a result of the dividend to W.R. Grace, as previously requested, please present a pro forma balance sheet alongside your most recent historical balance sheet that reflects the dividend and related debt. Refer to SAB Topic 1:B:3.
Response 4
We have updated our disclosure on page F-43 to present a pro forma balance sheet alongside the most recent historical balance sheet and on page F-46 reflecting the planned dividend to W. R. Grace & Co. and related debt.
Additionally, please note that in our Response Letter dated September 28, 2015, we advised the Staff that we do not expect any fractional shares of Grace common stock will be outstanding as of the record date for the distribution. Subsequently, Grace identified that it has fractional shares outstanding, which were issued in connection with a dividend reinvestment plan. Accordingly, we note that Amendment No. 3 has been revised to reflect that no fractional GCP shares will be issued in the distribution and that any fractional shares will be settled for cash in a manner consistent with Staff Legal Bulletin No. 4.
As a supplement to the responses above, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (410) 531-8730 or Mr. William Dockman, Grace’s Vice President, Controller, and Chief Accounting Officer, at (410) 531-4558 if you have any questions or comments with respect to this response letter.
Sincerely,
/s/ Hudson La Force III
Hudson La Force III
Senior Vice President and Chief Financial Officer, W. R. Grace & Co., and
Vice President and Chief Financial Officer, GCP Applied Technologies Inc.